

November 10, 2022

Jason Trevisan
Chief Executive Officer
CarGurus, Inc.
2 Canal Park
4th Floor
Cambridge, MA 02141

> **Re: CarGurus, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **Form 10-Q for the Quarterly Period Ended September 30, 2022**
> **Filed November 8, 2022**
> **File No. 001-38233**

Dear Jason Trevisan:

We have reviewed your October 21, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Concentration of Credit Risk, page 76

1. You state in response to prior comment 2 that you do not release the title to vehicles until successfully collecting funds from the buying dealer. Clarify whether this is when funds are received by the payment processor or the company. Also, regarding your product offerings, tell us whether revenue is recognized before title is transferred to the buying dealer and, if so, how you determined transfer of control of the vehicle has occurred.

Form 10-Q for the Quarterly Period Ended September 30, 2022
Notes to Unaudited Condensed Consolidated Financial Statements
Note 12. Segment and Geographic Information, page 17

2.   Please explain the following as it relates to the information provided in your response to prior comment 4:

- Describe further the strategic discussions in the weekly meetings with the Executive Team. While you state that these meetings are not intended for the review of financial information, tell us whether financial information is ever received by the CODM and discussed in the weekly Executive meetings and if so, provide us a detailed description of such information.

- Tell us the purpose of the weekly one-on-one meetings with the CODM's direct reports, including whether goals and objectives are discussed. If so, tell us whether these are financial or performance goals and explain how you evaluate the progress towards meeting such goals.

- Describe in detail the financial information discussed in the weekly one-on-one meetings between the CODM and the COO and CFO and how such information is used and evaluated.

- Tell us whether you discuss resource allocations in these weekly meetings and/or how these meetings inform the CODM's consideration for making resource allocation decisions, even at a consolidated level.

- Tell us how the disaggregated GAAP and non-GAAP income statement information for budget versus actual performance, which you distribute each month to the CODM, Executive Team and Finance department, is used in assessing performance. Also, explain how this information impacts any decisions related to potentially acquiring additional equity interests in CarOffer and why allocation of resources for this potential future investment is not considered in your assessment of such information.

- Describe the financial information this is provided to the Board of Directors for the quarterly meeting. Tell us whether the Board receives any financial information between the quarterly meetings and if so, describe such information and how often it is provided.

- Explain how the top-down and bottoms-up budgeting processes are aligned. Tell us whether adjustments are made at the component level in order to meet top-down targets or whether targets are adjusted to meet component budgets, and who makes such adjustments.

- Explain how you manage the budget to actual performance for the components throughout the year. Specifically address the actions taken should one of the components fail to meet their revenue or operating income budget goals in a particular period.

3. We note your response to prior comment 5 regarding the non-GAAP measure of Adjusted EBTIDA for Wholesale and Product (combined). We also note the Adjusted EBTIDA attributable to redeemable noncontrolling interest measure and related disclosures included in the September 30, 2022 Form 10-Q. Please address the following regarding these measures:

    - Further explain the usefulness and relevance of these measures. With regard to Adjusted EBTIDA for Wholesale and Product (combined), explain how this performance measure addresses possible liquidity or dilution implications for your potential acquisition of the remaining 49% interest in CarOffer. In this regard, it is unclear how this current measure is correlated to the potential purchase price to be determined in 2024 and why it is useful or relevant information at this time.

    - You refer to CarOffer's trailing 12 months EBITDA as of June 30, 2024 as calculated in accordance with defined terms and subject to the adjustments set forth in the CarOffer Operating Agreement. Tell us where such calculation is defined in the CarOffer Operating Agreement and clarify whether the measure presented is calculated as defined in the Operating Agreement.

    - You state on page 22 that you use Adjusted EBITDA attributable to redeemable noncontrolling interest to evaluate your operating performance and trends and make planning decisions. Explain why you evaluate a portion of CarOffer that you do not own and how that information is useful to investors.

    - Further explain how you determine and calculate the adjustments in the measures. In this regard, you appear to exclude portions of certain expenses and disclose that they are adjusted to reflect the noncontrolling shareholder's 38% share of earnings and losses in CarOffer. Since the company owns 51% of CarOffer, explain why the noncontrolling interest "share" is not 49% and provide any supporting documentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 18

4. We note from your response to prior comment 7 that you intend to discontinue providing information regarding enrolled dealers and total transactions for the CarOffer business from your earnings materials. It remains unclear how you determined that metrics such as CarOffer enrolled dealers, total transactions and gross merchandise value are not applicable for purposes of evaluating the CarOffer business. In this regard, you refer to

such measures qualitatively when explaining changes in revenue and cost of revenue for your wholesale and product revenue streams. For example, in the June 30, 2022 Form 10-Q, you indicate that the increase in wholesale revenue and cost of revenue was primarily due to an increase in transactions. In the current Form 10-Q, you attribute the increase in product revenue and cost of revenue to an increases in IMCO transactions and an increase in proceeds and buy fees received through IMCO transactions and the sale of vehicles acquired in arbitration. As such it would seem that providing quantitative information regarding the number of transactions, gross merchandise value, etc. would be necessary to enhance a reader's understanding of your results of operations discussion. Please explain further or provide us with the specific quantitative measures that you intend to provide as it relates to the portion of your business that comprises approximately 64% of total revenue to date in fiscal 2022.

General

5.   We note from your disclosures on page 50 that your Chief Financial Officer resigned on October 3, 2022. You also state in Note 13 that Mr. Yann Gellot, the Principal Accounting Officer, announced his intent to resign. It does not appear that you have filed any Item 5.02 Forms 8-K to disclose these resignations. Please advise or revise.

 You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Javier Zamora